Exhibit 12.1
Regency Energy Partners LP
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio amounts)
(Unaudited)

	Successor	Predecessor
	Period from	Period from	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	May 26, 2010 to	January 1, 2010	December 31,	December 31,	December 31,	December 31,	December 31,
	June 30, 2010	to May 25, 2010	2009	2008	2007	2006	2005
Earnings:
Pre-tax income (loss) from continuing operations	$(4,650)	(4,542)	$139,394	$101,062	$(12,600)	$(7,244)	$(11,592)
Add:
Interest expense	8,109	36,459	77,996	63,243	52,016	37,182	17,880
Portion of rent under long-term operating leases representative of an interest factor	65	323	1,182	677	477	574	477
Amortization of capitalized interest	39	193	411	279	186	131	—
(Less) add:
Non-cash income from unconsolidated subsidiaries	(8,121)	(3,426)	—	—	(43)	(532)	(312)

Total earnings available for fixed charges	$(4,558)	$29,007	$218,983	$165,261	$40,036	$30,111	$6,453

Fixed Charges:
Interest expense	8,109	36,459	77,996	63,243	52,016	37,182	17,880
Portion of rent under long-term operating leases representative of an interest factor	65	323	1,182	677	477	574	477
Capitalized interest	377	880	1,722	2,409	1,754	511	2,613

Total fixed charges	$8,551	$37,662	$80,900	$66,329	$54,247	$38,267	$20,970

Ratio of earnings to fixed charges (x times) (1)	—	—	2.71	2.49	—	—	—
(1) Earnings were insufficient to cover fixed charges by:	$13,109	$8,656	$—	$—	$14,211	$8,156	$14,517